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                                                                      EXHIBIT 12

                            COCA-COLA ENTERPRISES INC.

                       EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                           (In millions except ratios)

                                                               QUARTER ENDED
                                                            --------------------
                                                            MARCH 29,  MARCH 30,
                                                              2002       2001
                                                            ---------  ---------
Computation of Earnings:
  Income from continuing operations before income taxes
   and cumulative effect of change in accounting...........   $ 16      $(151)
     Add:
       Interest Expense....................................    162        189
       Amortization of capitalized interest................      1         --
       Amortization of debt premium/discount and expenses..      3          3
       Interest portion of rent expense....................      7          6
                                                              ----      -----
Earnings as Adjusted.......................................   $189      $  47
                                                              ====      =====

Computation of Fixed Charges:
  Interest expense.........................................   $162      $ 189
  Capitalized Interest.....................................      1          1
  Amortization of debt premium/discount and expenses.......      3          3
  Interest portion of rent expense.........................      7          6
                                                              ----      -----
Fixed Charges..............................................   $173      $ 199
Preferred stock dividends (a)..............................      1          1
                                                              ----      -----
Combined Fixed Charges and Preferred Stock Dividends.......   $174      $ 200
                                                              ====      =====

Ratio of Earnings to Fixed Charges (c).....................   1.09        (b)
                                                              ====      =====

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends (c)............................   1.08        (b)
                                                              ====      =====

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b) Earnings for the quarter ended March 30, 2001 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $152 million and $153 million, respectively.
(c)      Ratios were calculated prior to rounding to millions.